                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                            PRINTCAFE SOFTWARE, INC.
                                (NAME OF ISSUER)

                                  Common Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   742562 10 1
                                 (CUSIP NUMBER)

                   Buchanan Ingersoll Professional Corporation
                          Attn: David A. Grubman, Esq.
                                One Oxford Centre
                           301 Grant Street 20th Floor
                              Pittsburgh, PA 15219
                                 (412) 562-8800
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 26, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                      CUSIP No. 742562 10 1                                                Page 2 of 10 Pages

                      1.   NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               Mellon Ventures II, L.P.  (I.R.S. No. 25-1799514)
                      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a)  [ ]

                                                                                                    (b)  [X]
                      3.   SEC USE ONLY

                      4.   SOURCE OF FUNDS*                                                               WC

                      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

                      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                               Delaware
                                                     7.   SOLE VOTING POWER                                0
                      NUMBER OF SHARES
                      BENEFICIALLY
                      OWNED BY                       8.   SHARED VOTING POWER                      1,616,789
                      EACH
                      REPORTING
                      PERSON                         9.   SOLE DISPOSITIVE POWER                           0
                      WITH

                                                     10.  SHARED DISPOSITIVE POWER                 1,616,789

                      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                   1,616,789

                       CUSIP No. 742562 10 1                                               Page 3 of 10 Pages

                       12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES*                                                     [ ]

                       13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         12.7%


                       14.  TYPE OF REPORTING PERSON*                                                     PN

                  CUSIP No. 742562 10 1                                                    Page 4 of 10 Pages

                  1.   NAME OF REPORTING PERSON
                       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       MVMA II L.P.  (I.R.S. No. 25-1799515)

                  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                    (a)  [ ]

                                                                                                    (b)  [X]
                  3.   SEC USE ONLY

                  4.   SOURCE OF FUNDS*

                           OO, AF

                  5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                           [ ]

                  6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
                                                 7.   SOLE VOTING POWER                                    0
                  NUMBER OF SHARES
                  BENEFICIALLY
                  OWNED BY                       8.   SHARED VOTING POWER                          1,616,789
                  EACH
                  REPORTING
                  PERSON                         9.   SOLE DISPOSITIVE POWER                               0
                  WITH

                                                 10.  SHARED DISPOSITIVE POWER                     1,616,789

                  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                   1,616,789

                       CUSIP No. 742562 10 1                                               Page 5 of 10 Pages

                      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                                                     [ ]

                      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         12.7%

                      14.  TYPE OF REPORTING PERSON*                                                     PN

                    CUSIP No. 742562 10 1                                                 Page 6 of 10 Pages

                    1.   NAME OF REPORTING PERSON
                         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                             MVMA, Inc.  (I.R.S. No. 25-1799515)

                    2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                   (a)  [ ]

                                                                                                   (b)  [X]
                    3.   SEC USE ONLY

                    4.   SOURCE OF FUNDS*

                             OO, AF

                    5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

                         [ ]

                    6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware

                                                  7.   SOLE VOTING POWER                                  0
                    NUMBER OF SHARES
                    BENEFICIALLY
                    OWNED BY                      8.   SHARED VOTING POWER                        1,616,789
                    EACH
                    REPORTING
                    PERSON                        9.   SOLE DISPOSITIVE POWER                             0
                    WITH

                                                  10.  SHARED DISPOSITIVE POWER                   1,616,789

                                                  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED
                                                  BY EACH REPORTING PERSON                        1,616,789

                       CUSIP No. 742562 10 1                                               Page 7 of 10
                                                                                           Pages

                       12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES*

                                                                                           [ ]
                       13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            12.7%

                       14.  TYPE OF REPORTING PERSON*

                                CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

       This Amendment No. 1 relates to the Statement on Schedule 13D (the "Schedule 13D") filed by Mellon Ventures II, L.P. ("Mellon Ventures"), MVMA II L.P. ("MVMA") and MVMA, Inc. ("MVMA," and with MVMA II and Mellon Ventures, the "Mellon Ventures Entities"), with respect to its beneficial ownership of (as determined under Rule 13d-3) of shares of Common Stock of Printcafe Software, Inc. ("Printcafe").

                         ITEM 4 PURPOSE OF TRANSACTION

       See Item 5.

                   ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

       (a) The Mellon Ventures Entities are the beneficial owners of 1,616,789 shares of Common Stock. The 1,616,789 shares constitute approximately 12.7% of the issued and outstanding shares of Common Stock. Of the 1,616,789 shares of Common Stock held by the Mellon Ventures Entities, 22,321 shares of Common Stock are issuable upon the exercise of currently vested and exercisable warrants. The warrants held by the Mellon Ventures Entities are in the following amounts: (i) 7,505 shares of Common Stock issuable upon the exercise of three warrants which expire on October 29, 2010 (with exercise prices per share of $266.40 on the date hereof), (ii) 4,691 shares of Common Stock issuable upon the exercise of a warrant which expires on December 30, 2011 (with an exercise price per share of $39.96 on the date hereof) and (iii) 10,145 shares of Common Stock issuable upon the exercise of a warrant which expires on December 30, 2011 (with an exercise price per share of $14.79 on the date hereof).

       (b) The Mellon Venture Entities have shared voting and investment power with respect to the securities that are the subject of this Schedule 13D, which power is shared with EFI (as defined below) as set forth in the Stockholders Agreement (as defined below) discussed in Item 6 below.

       (c)    Not applicable.

       (d) No persons, other than the Mellon Ventures Entities have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are subject to this Schedule 13D.

       (e)    Not applicable.

       ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       On February 26, 2003, Printcafe, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Electronics for Imaging, Inc., a Delaware corporation ("EFI") and Strategic Value Engineering, Inc., a Delaware corporation and wholly-owned subsidiary of EFI ("Merger Sub"). The Merger Agreement provides that, among other things, Merger Sub will be merged with and into Printcafe, with Printcafe as the surviving corporation (the "Merger"). Printcafe will be a wholly-owned subsidiary of EFI and each holder of Printcafe common stock will have the right to receive $2.60 in cash or, at such stockholder's election, shares of EFI common stock with a value equal to $2.60 (based on the average closing price of EFI common stock for the ten trading days ending on the fifth business day immediately prior to the special meeting of Printcafe stockholders).

       Simultaneously with the execution of the Merger Agreement, the Mellon Ventures Entities entered into a stockholders agreement with EFI and Printcafe (the "Stockholders Agreement"). A copy of the Stockholders Agreement is attached as Exhibit A to the Merger Agreement and is incorporated herein by reference.

                CUSIP No. 742562 10 1       Page 8 of 10 Pages

       Under the terms of the Stockholders Agreement, the Mellon Ventures Entities agreed to vote (i) in favor of the Merger and the adoption of the Merger Agreement; (ii) in favor of waiving any notice that may have been or may be required to any reorganization of Printcafe or recapitalization of the capital stock of Printcafe or any sale of assets, change of control, or acquisition of Printcafe by any other person, or any merger, consolidation or business combination of Printcafe with or into any other person to the extent such transaction is undertaken in connection with the Merger; (iii) in favor of any matter that could reasonably be expected to facilitate the merger; (iv) against approval of any takeover proposal or any proposal made in opposition to, or in competition with, consummation of the Merger and the transaction contemplated by the Merger Agreement.

       The Mellon Ventures Entities also agreed to grant an irrevocable proxy to EFI and appoint EFI's Board of Directors or any other designee of EFI as their attorney-in-fact to vote in favor of the Merger and the adoption of the Merger Agreement. In addition, the Mellon Venture Entities agreed to vote against (i) any merger, consolidation, business combination, sale of assets, reorganization or recapitalization of EFI or any subsidiary of EFI with any person or entity other than EFI or Merger Sub, (ii) any sale, lease or transfer of any material part of the assets of EFI or any subsidiary of EFI, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of EFI or any subsidiary of EFI, (iv) any change in the capitalization of EFI or any subsidiary of EFI, or (v) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement. Additionally, the Mellon Venture Entities agreed not to enter into any agreement or understanding with any Person to vote inconsistent with the Stockholders Agreement. The Stockholders Agreement terminates upon the earlier the date of (i) the consummation of the Merger, (ii) the termination of the Merger Agreement, (iii) a date agreed to by mutual written consent of the parties and (iv) June 30, 2003. The foregoing summary of the Stockholders Agreement is not intended to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is attached as Exhibit A to the Merger Agreement both of which are incorporated herein by reference.

                CUSIP No. 742562 10 1       Page 9 of 10 Pages



       ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

The following materials are filed as exhibits:

       Exhibit A:    Agreement and Plan of Merger by and among Electronics
                     For Imaging, Inc., Strategic Value Engineering, Inc. and
                     Printcafe Software, Inc. (incorporated herein by reference to Exhibit 2.1 to Printcafe's Current Report on Form 8-K,
                     SEC File No. 333-82646, filed on February 26, 2003).

       Exhibit B:    Form of Stockholders Agreement (attached as Exhibit A to
                     the Agreement and Plan of Merger by and among Electronics
                     For Imaging, Inc., Strategic Value Engineering, Inc. and
                     Printcafe Software, Inc. (incorporated herein by reference to Exhibit 2.1 to Printcafe's Current Report on Form 8-K,
                     SEC File No. 333-82646, filed on February 26, 2003).

                CUSIP No. 742562 10 1      Page 10 of 10 Pages

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                  Date: March 14, 2003

                                       MELLON VENTURES II, L.P.

                                       By: MVMA II L.P., its General Partner

                                       By: MVMA, INC. its General Partner

                                       By: /s/ Ronald J. Coombs
                                       ------------------------
                                       Name:  Ronald J. Coombs
                                       Title:  Vice President and Director


                                       MVMA, II L.P.

                                       By: MVMA, INC. its General Partner

                                       By: /s/ Ronald J. Coombs
                                       ------------------------
                                       Name:  Ronald J. Coombs
                                       Title:  Vice President and Director


                                       MVMA, INC.

                                       By: /s/ Ronald J. Coombs
                                       ------------------------
                                       Name:  Ronald J. Coombs
                                       Title:  Vice President and Director

                                     ANNEX A
              EXECUTIVE OFFICERS, DIRECTORS AND SOLE STOCKHOLDER OF
                                   MVMA, INC.

                           Name and Title         Principal Occupation and Business Address
                       --------------------    ----------------------------------------------
                       Ronald J. Coombs        Principal, Operations
                       Vice President          Mellon Ventures, Inc.,
                       and Director            One Mellon Center, Suite 5210
                                               Pittsburgh, PA 15298

                       Paul D. Cohn            Partner
                       Vice President          Mellon Ventures, Inc.,
                       and Director            One Mellon Center, Suite 5210
                                               Pittsburgh, PA 15298

                       Lawrence E. Mock, Jr.   President and CEO of Mellon Ventures, Inc
                       President, Director &   Mellon Ventures, Inc.,
                       Sole Stockholder        One Mellon Center, Suite 5210
                                               Pittsburgh, PA 15298

Each of the individuals listed above is a citizen of the United States of America.

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

        DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:


             DIRECTOR        PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                                      DIRECTOR SINCE
        Burton C. Borgelt    Retired Chairman and Chief Executive Officer                                        1991
                             Dentsply International, Inc.
                             c/o Mellon Financial Corporation
                             One Mellon Center
                             Room 4826
                             Pittsburgh, PA  15258

        Carol R. Brown       Former President                                                                    1992
                             The Pittsburgh Cultural Trust
                             c/o Mellon Financial Corporation
                             One Mellon Center
                             Room 4826
                             Pittsburgh, PA  15258

        Jared L. Cohon       President                                                                           1998
                             Carnegie Mellon University
                             c/o Mellon Financial Corporation
                             One Mellon Center
                             Room 4826
                             Pittsburgh, PA  15258

        J.W. Connolly        Retired Senior Vice President                                                       1989
                             H. J. Heinz Company
                             c/o Mellon Financial Corporation
                             One Mellon Center
                             Room 4826
                             Pittsburgh, PA  15258

        Steven G. Elliott    Senior Vice Chairman                                                                2001
                             Mellon Financial Corporation
                             One Mellon Center
                             Room 4826
                             Pittsburgh, PA  15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF

                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

                  DIRECTOR          PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                        DIRECTOR SINCE
           Ira J. Gumberg           President and Chief Executive Officer                                            1989
                                    J.J. Gumberg Co.
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA 15258

           Edward J. McAniff        Of Counsel                                                                       1994
                                    O'Melveny & Myers
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA 15258

           Martin G. McGuinn        Chairman and Chief Executive Officer                                             1998
                                    Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA 15258

           Robert Mehrabian         Chairman, President and Chief Executive Officer                                  1994
                                    Teledyne Technologies Incorporated
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA 15258

           Seward Prosser Mellon    President and Chief Executive Officer                                            1972
                                    Richard K. Mellon and Sons
                                    Richard King Mellon Foundation
                                    c/o Mellon Financial Corporation
                                    One Mellon Center
                                    Room 4826
                                    Pittsburgh, PA 15258


                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

DIRECTORS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:


                  DIRECTOR              PRINCIPAL OCCUPATION AND BUSINESS ADDRESS                      DIRECTOR SINCE

          Mark A. Nordenberg           Chancellor                                                                    1998
                                       University of Pittsburgh
                                       c/o Mellon Financial Corporation
                                       One Mellon Center
                                       Room 4826
                                       Pittsburgh, PA 15258

          David S. Shapira             Chairman and Chief Executive Officer                                          1986
                                       Giant Eagle, Inc.
                                       c/o Mellon Financial Corporation
                                       One Mellon Center
                                       Room 4826
                                       Pittsburgh, PA 15258

          William E. Strickland, Jr.   President and Chief Executive Officer                                         2001
                                       Manchester Bidwell Corporation
                                       c/o Mellon Financial Corporation
                                       One Mellon Center
                                       Room 4826
                                       Pittsburgh, PA 15258

          Joab L. Thomas               President Emeritus                                                            1993
                                       The Pennsylvania State University
                                       c/o Mellon Financial Corporation
                                       One Mellon Center
                                       Room 4826
                                       Pittsburgh, PA 15258

          Wesley W. von Schack         Chairman, President and Chief Executive Officer                               1989
                                       Energy East Corporation
                                       c/o Mellon Financial Corporation
                                       4826 One Mellon Center
                                       Pittsburgh, PA 15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

                                  NAME                     PRINCIPAL OCCUPATION                BUSINESS ADDRESS
                           ------------------    --------------------------------------      -------------------
                           Martin G. McGuinn     Chairman and Chief Executive Officer        One Mellon Center
                                                 Mellon Financial Corporation                Room 4826
                                                 Chairman, President and                     Pittsburgh, PA 15258
                                                 Chief Executive Officer
                                                 Mellon Bank, N.A.

                           Steven G. Elliott     Senior Vice Chairman                        One Mellon Center
                                                 Mellon Financial Corporation                Room 4826
                                                 Mellon Bank, N.A.                           Pittsburgh, PA  15258

                           Stephen E. Canter     Vice Chairman                               One Mellon Center
                                                 Mellon Financial Corporation                Room 4826
                                                 Mellon Bank, N.A.                           Pittsburgh, PA  15258





                           David F. Lamere       Vice Chairman                               One Mellon Center
                                                 Mellon Financial Corporation                Room 4826
                                                 Mellon Bank, N.A.                           Pittsburgh, PA  15258

                           Jeffrey L. Leininger  Vice Chairman                               One Mellon Center
                                                 Mellon Financial Corporation                Room 4826
                                                 Mellon Bank, N.A.                           Pittsburgh, PA  15258

                           Ronald P. O'Hanley    Vice Chairman                               One Mellon Center
                                                 Mellon Financial Corporation                Room 4826
                                                 Mellon Bank, N.A.                           Pittsburgh, PA  15258

                           James P. Palermo      Vice Chairman                               One Mellon Center
                                                 Mellon Financial Corporation                Room 4826
                                                 Mellon Bank, N.A.                           Pittsburgh, PA  15258

                           Allan P. Woods        Vice Chairman and Chief Information         One Mellon Center
                                                 Officer                                     Room 4826
                                                 Mellon Financial Corporation                Pittsburgh, PA  15258
                                                 Mellon Bank, N.A.

                           John T. Chesko        Vice Chairman and Chief Compliance          One Mellon Center
                                                 Officer
                                                 Mellon Financial Corporation                Room 4826
                                                 Mellon Bank, N.A.                           Pittsburgh, PA  15258

                                     ANNEX B
                       EXECUTIVE OFFICERS AND DIRECTORS OF
                MELLON FINANCIAL CORPORATION AND MELLON BANK N.A.

EXECUTIVE OFFICERS OF MELLON FINANCIAL CORPORATION AND MELLON BANK, N.A.:

                                 NAME                     PRINCIPAL OCCUPATION                  BUSINESS ADDRESS
                          ------------------    ---------------------------------------     ------------------------
                          Michael A. Bryson     Chief Financial Officer                     One Mellon Center
                                                Mellon Financial Corporation                Room 4826
                                                EVP and Chief Financial Officer,            Pittsburgh, PA 15258
                                                Mellon Bank, N.A.

                          Timothy P. Robison    Chief Risk Officer
                                                One Mellon Center Mellon
                                                Financial Corporation Room 4826
                                                Executive Vice President and
                                                Pittsburgh, PA 15258 Chief Risk
                                                Officer Mellon Bank, N.A.

                          Leo Y. Au             Treasurer                                   One Mellon Center
                                                Mellon Financial Corporation                Room 4826
                                                Senior Vice President, Manager              Pittsburgh, PA 15258
                                                Corporate Treasury Group
                                                Mellon Bank, N.A.

                          Michael K. Hughey     Senior Vice President and                   One Mellon Center
                                                Controller
                                                Mellon Financial Corporation                Room 4826
                                                Senior Vice President, Director of Taxes    Pittsburgh, PA 15258
                                                and Controller,
                                                Mellon Bank, N.A.

Each of the individuals listed above is a citizen of the United States of America. The sole stockholder of Mellon Bank, N.A. is Mellon Financial Corporation.